Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300
Hallie D. Heath Direct Dial: (414) 488-7337 Email: HHeath@dykema.com

June 22, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell and Karina Dorin

Re:	Oxbridge Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed June 6, 2023 File No. 333-270848

Dear Mr. Purcell and Ms. Dorin:

This response letter (this “Response”) is submitted on behalf of Oxbridge Acquisition Corp. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Jay Madhu, dated June 16, 2023 (the “Comment Letter”), with respect to the Company’s Amendment No. 2 (“Amendment No. 2”) to its registration statement on Form S-4 (the “Registration Statement”), filed with the SEC on June 6, 2023. The Company is concurrently submitting a third amendment to the Registration Statement (“Amendment No. 3”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 3.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

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U.S. Securities and Exchange Commission Division of Corporate Finance June 22, 2023 Page 2

Amendment No. 2 to Registration Statement on Form S-4

Background of the Business Combination

The Oxbridge Board’s Reasons for the Approval of the Business Combination, page 109

1.	We note your response to prior comment 8 and reissue the comment. Please revise to provide a basis for your statement that the “Oxbridge Board believes the [private aviation] industry can expand to $80 billion by 2025.”

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 111 of Amendment No. 3.

Opinion of Stanton Park Advisors, LLC, page 114

2.	Your revised disclosure in response to prior comment 18 states that the opinion of Stanton Park Advisors stated that the total merger consideration is within or below a range suggested by certain financial analysis. However, we note that Stanton delivered its opinion that the purchase price to be paid by Oxbridge is fair from a financial point of view to the public stockholders of Oxbridge. Please clarify how Stanton determined that the purchase price is fair from a financial point of view if the total merger consideration is below a range suggested by certain financial analysis.

Response: In response to the Staff’s comments, the Company has revised its disclosures on Annex E of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Jet Token, page 169

3.

We note your revisions to your disclosure based on comment 12. Please further revise your discussion of changes for each period presented to address the following items:

● For the three-month period ended March 31, 2023, the revenues detailed on page 170 total approximately $1.6 million. However, total revenues are noted to be approximately $1.9 million. Please revise as necessary.

Response: In response to the Staff’s comments, the Company wishes to advise the Staff that we have revised the section to provide greater clarity to the recognition of revenues under our Jet Card program. The table on page 171 of Amendment No. 3 includes more than just revenues for the period. Specifically, the table provides for each period: (1) total Prepaid flight hours sold, (2) Prepaid flight hours flown and (3) Deferred revenue at both the beginning and end of the relevant period. Only item #2 represents revenue earned during the period and has been broken out to show the amount of flight hours flown, as well as the amount of additional charges generated as a result of the flown hours. From an accounting standpoint, when a Jet Card is sold, 100% of the proceeds are credited to the deferred revenue liability account. As a Jet Card holder flies, the dollar amount representing the hours flown is recognized as revenue and the liability account is reduced accordingly. The Deferred revenue at end of period represents the amount outstanding at the beginning of the period, plus Prepaid flight hours sold, less Prepaid flight hours flown.

● For each period presented, you have included discussion of gross profit (loss) for an amount that is not consistent with the gross profit (loss) presented in the table on page 170 or the amount included in your financial statements. Please revise as necessary.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 172 and 174 of Amendment No. 3.

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U.S. Securities and Exchange Commission Division of Corporate Finance June 22, 2023 Page 3

● Please revise your discussion of changes in cost of revenues to fully explain the change year over year. In this regard, we note cost of revenue in 2022 was approximately $19.8 million. However, you have discussed amounts that total approximately $4.5 million. In addition, in the last paragraph of your cost of sales discussion, you state “In total, it cost $2.9 million to operate these aircraft in 2022 compared to $0.7 million in 2021.” Please tell us how you determined the amounts included in this sentence and revise your disclosure.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 172 and 174 of Amendment No. 3, specifically to disclose costs associated with aircraft sales.

● It appears you have commingled the discussion of general and administrative expenses with the change in operating expenses under the heading “Operating Expenses” for both the quarterly and annual periods. We note you discuss sales and marketing and research and development in this paragraph, as well as in separate paragraphs. Please revise your disclosure.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 172 and 174 of Amendment No. 3.

● Please revise the heading in the table on the bottom of page 170 to correctly identify the information for the three months ended March 31, 2022. Currently, both columns are marked 2023.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 171 of Amendment No. 3.

Liquidity and Capital Resources, page 174

4.	Please revise to include a discussion of Jet Token’s liquidity and capital resources for the three months ended March 31, 2023.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 175 of Amendment No. 3.

Share Purchase Agreement, page 185

5.	We note your response to prior comment 16 and reissue it in part. Please expand your disclosure to discuss the pricing provisions included in Section 6.01 of the Share Purchase Agreement. In that regard, we note that the agreement specifies that the per- share purchase amount shall be equal to 90% of the average daily closing price during the draw down pricing period.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 187 of Amendment No. 3.

Beneficial Ownership of Securities, page 215

6.	Your revised disclosure in response to prior comment 17 reflects that GEM Yield Bahamas Limited will hold in excess of 20% of JET.AI common stock following the business combination and that such interest consists of shares of common stock issuable upon the exercise of the GEM Warrant. This disclosure appears inconsistent with your disclosure elsewhere that following the business combination the GEM warrant entitles GEM to purchase 6% of outstanding common stock of JET.AI on a fully diluted basis. Please revise or advise. In addition, please disclose the natural person or persons who directly or indirectly exercise sole or share voting or investment control over the shares held by GEM Yield Bahamas Limited. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 219 of Amendment No. 3.

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U.S. Securities and Exchange Commission Division of Corporate Finance June 22, 2023 Page 4

General

7.	We note your response to prior comment 23 regarding the sources of your industry and market data. Please revise your disclosure throughout the proxy statement/prospectus to provide more details for each of the cited sources, including the titles and dates of any reports.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 111 of Amendment No. 3 as well as added a new section immediately following “Certain Defined Terms” titled “Market, Industry and Other Data” on page 5 of Amendment No. 3 to include the names and dates of cited third-party studies and reports. The Company advises the Staff that the Company or Jet Token have not commissioned any of the third-party data that is cited in this Amended Registration Statement or the Registration Statement.

The Company further advises the Staff that statements that utilize industry or market data or relate to Jet Token’s competitive position within its industry are based on publicly available information and reports from government agencies, the third-party studies and reports listed on page 5 of Amendment No. 3, as well as Jet Token’s management’s knowledge of and experience in the private aviation industry.

8.	We note that Maxim Group, LLC. was the underwriter for Oxbridge’s initial public offering and has advised on the business combination transaction with Jet Token. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Maxim Group, LLC. that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for Oxbridge’s initial public offering.

Response: In response to the Staff’s comment, the Company can confirm that it has not received notice, or any other indication, from Maxim Group, LLC, that it will cease involvement in the Company’s transaction with Jet Token.

9.	Please obtain and file a revised legality opinion that opines on all relevant securities being registered pursuant to the registration statement. In that regard, we note that Exhibit 107 reflects 7,918,408 newly issued and issuable securities.

Response: Together with Amendment No. 3 a revised form of legality opinion has been provided as Exhibit 5.1. The revised form of legality opinion includes all relevant securities identified as being registered in the Registration Statement.

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U.S. Securities and Exchange Commission Division of Corporate Finance June 22, 2023 Page 5

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 3. If you have any questions, please contact the undersigned at (414) 488-7337 or hheath@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Hallie D. Heath
Hallie D. Heath, Esq.

cc:	Jay Madhu
Chief Executive Officer
Oxbridge Acquisition Corp.

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